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ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
[redacted]NG
RK
:ISCO
.E
TOKYO
TORONTO
WASHINGTON, D.C.

03037418

RECD S.E.C.
NOV 14 2003
1086

November 12, 2003

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

SUPPL

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find (i) a press release dated November 4, 2003 announcing that a share purchase offer on the shares of Sophia was filed on November 3, 2003 by GE Real Estate Investissement France, (ii) a press release dated November 5, 2003 announcing Euler Hermes' third quarter results, and (iii) a press release dated November 6, 2003 announcing AGF's third quarter results.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami L. Toutounji

PROCESSED
NOV 25 2003
THOMSON
FINANCIAL

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

dlw 11/18

PADOCS01/110102.18

Paris, 4 November 2003

PRESS RELEASE

Offers for Sophia

The AGF Group has learnt that a share purchase offer (OPA) on the shares of Sophia was filed on the 3rd of November by GE Real Estate Investissement France. The terms of the offer are €41 per share with 2003 dividend rights and €60.36 per convertible bond, and the offer competes with the one already initiated by SFL.

The AGF Group reiterates that it has made a commitment to SFL to sell its Sophia shares under the terms indicated in the information memorandum published by SFL. AGF notes that this commitment assumes that no third party has filed a competing offer that has been declared admissible and open.

Consequently, should the offer of GE Real Estate Investissement France be opened, the AGF Group will communicate in due course, with the intention of tendering its shares to the highest cash bidder.

AGF investor contacts:

Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Marc de Pontevès	33 (0)1 44 86 20 99 marc.de_ponteves@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 augusbe@agf.fr
Agnès Miclo	33 (0)1 44 86 31 62 Micloa@agf.fr
Anne-Sandrine Cimatti	33 (0)1 44 86 67 45 Cimatti@agf.fr
Séverine David	33 (0)1 44 86 38 09 Davidse@agf.fr

These assessments are, as always, subject to the disclaimer provided below.
Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro-U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AGs filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

Press release

EULER HERMES

Paris, 5 November 2003

Euler Hermes consolidated turnover up 4.8% for the first three quarters of 2003

Euler Hermes consolidated turnover amounted to **1,415.0 million euros** for the nine months ended 30 September 2003, up 34.2% on published turnover for the equivalent period in 2002, or **4.8% on a pro-forma basis** adjusting for changes in exchange rates and acquisitions/ disposals.
The credit insurance business grew 5.5% buoyed by increased premium rates and new business which offset policy cancellations and the effect of lower turnover earned by policyholders.

Factoring turnover dipped 8.2% on a pro-forma basis, largely due to a reduction in interest rates and lower demand for finance from businesses in France.

The global economic environment remains difficult, particularly in Western Europe where growth is fragile or even non-existent and the number of corporate bankruptcies has risen markedly; the United States and Japan are experiencing a gradual recovery, while growth in Eastern Europe and Asia is more important.

As a result of measures taken since the end of 2001 to withstand the weak economic climate, Euler Hermes managed to improve its combined ratio net of reinsurance to less than 83% for first half 2003 (from more than 108% in second half 2001).

Breakdown of turnover by company

Turnover by company (in millions of euros)	30Sep 2003	30Sep 2002	30Sep 2002 Pro-forma	Change 2003/2002 (in %)	
		(1)	(2)	(1)	(2)
Credit insurance and bonding (consolidated):					
- Euler Hermes SFAC (France)......................	........261.3	........262.3	........261.4	.......- 0.4%	.......-0.1%
- Euler Hermes UK	........170.0	........202.7	........182.1	......-16.2%	........-6.6%
- Euler Hermes Credit Insurance (Belgium)	..........53.1	..........50.7	..........51.7	.........4.7%	.........2.7%
- Euler Hermes Kreditverzekering (Netherland	.........26.4	.........24.7	.........24.7	........6.9%	........6.9%
- Euler Hermes ACI (USA)...........................	........104.5	........112.8	..........95.5	........-7.3%	.........9.5%
- Euler Hermes SIAC (Italy)..........................	........152.7	........155.6	........155.5	........-1.8%	........-1.8%
- Euler Hermes Credito (Spain).................	............3.5	...........0.0	............0.0	....	....
- Euler Hermes Kreditversicherungs-AG (Germany)..	........549.5	........164.5	........483.7	.....234.0%	.......13.6%
- Euler Hermes Nordic (Scandinavia)............	.........24.4	............6.8	..........22.2	.....255.2%	.........9.5%
- Euler Hermes Seguros de Credito (Brasil)..	...........0.3	...........0.0	..........0.0	....	....
- Euler Hermes International.........................	............0.0	.... -1.6	..........-1.5	....	....
Total Credit insurance	**....1,345.7**	**........978.5**	**.....1,275.3**	**.......37.5%**	**.........5.5%**
Factoring (commissions received): - EUROFACTOR	69.3	76.0	75.5	- 8.8%	-8.2%
Total consolidated tunover	**1,415.0**	**1,054.5**	**1,350.8**	**34.2%**	**4.8%**

Note : (1) Published data

(2) Pro-forma data adjusted for changes in exchange rates and acquisitions/ disposals: Euler Hermes consolidated turnover is based on exchange rates prevailing on 30 September 2003. Hermes group has been consolidated for the period 1 January to 30 September 2003.

Credit insurance

The credit insurance division posted turnover of 1,345.7 million euros, up 5.5% on pro-forma turnover for the first nine months of 2002, largely due to buoyant business development in the United States (at constant exchange rates), an increase in premium rates and new business in companies belonging to Euler Hermes Kreditversicherungs-AG. However, growth in policyholders' turnover remains fragile in a depressed economy thus dampening the Group's growth in premiums.

In **Europe**, growth in Euler Hermes' business was relatively weak due to several factors:

- A reduction in policyholders' turnover consistent with the economic downturn, leading to a reduction in premium volumes
- The number of policy cancellations increased in several countries, particularly the UK and Italy, principally caused by a rise in premium rates applied on policy renewal.

However, Euler Hermes follows a strict policy to maintain margins earned on its portfolio of companies reflected by rigorous selectivity in commercial underwriting leading to improved margins earned from these companies and lower claims.

Furthermore, new business was particularly strong in some countries offsetting the negative impact from policy cancellations and stagnation in policyholders' turnover. In this respect, Germany, Scandinavia and Eastern Europe posted significant growth.
Germany is successfully applying a policy of premium rate increases boosting earnings from its portfolio and ensuring a rapid return to underwriting profits. Backed by a strong sales force in the German market, the Group enjoyed a major increase in new business in Germany.

In the United States, turnover came in at 104.5 million euros, up 9.5% at constant exchange rates. Following a period of stagnation caused by the economic downturn, the group is winning considerable new business bolstered by a gradual economic recovery throughout the country. The number of policies not renewed was also down following the company's clean-up of its portfolio, which principally affected 2002. The 7.3% reduction in turnover expressed at actual exchange rates was exclusively due to the 18% devaluation of the dollar compared to the euro between September 2002 and September 2003.

In the rest of the world, Euler Hermes' turnover surged more than 50% in its recently established subsidiaries. Even if premium volumes still remain marginal in relation to other regions, these countries represent real growth potential for Euler Hermes as it successfully develops its credit insurance business in these markets.

In this respect, in line with its organic growth policy, the Group opened an office in Romania, Euler Hermes Servicii Finaciare, in alliance with Allianz-Tiriac Romania, enabling Euler Hermes to offer its credit insurance products on the Romanian market while benefiting from Allianz-Tiriac's existing expertise. With this new office, Euler Hermes' presence in Eastern Europe continues to expand following the creation of new subsidiaries in the Czech Republic, Hungary, Poland and Slovakia.

Factoring

Factoring, the Group's second strategic division, suffered a sharp decline in commissions received. Eurofactor posted turnover (commissions received) of 69.3 million euros for the nine months to 30 September 2003, down 8.8% on the same period in 2002 (- 8.2% compared to pro-forma 2002). Customers' lower turnover, weak demand for finance and the reduction in interest rates during the past two years are the principal reasons for this fall in commissions received.
However, general and administrative overheads were reduced as were financing costs due to lower interest rates. Overall, profitability improved and the business posted a net profit.

*****

***Euler Hermes** is the world-wide leader in credit insurance, the leading European group in factoring and one of the leaders in bonding and guarantees. With 6,000 employees in 36 countries, Euler Hermes has a share of 37% of the global credit insurance market and offers a complete range of services for the management of customer receivables.*

A member of the Allianz group and subsidiary of AGF, Euler Hermes is listed on the Premier Marché of Euronext Paris. The Group and its principal credit insurance subsidiaries are rated A+ by Standard & Poor's.

Contacts:

Investors' relations/ Euler Hermes Group:
Benoît des Cressonnières: +33.40.70.50.31
Benoit.descressonnieres@eulerhermes.com

1, rue Euler 75008 Paris – France – www.eulerhermes.com

Press relations / Euler Hermes Group:
Martine Laisné: +33 1.40.70.81.33 – + 33 6.77.02.58.30
Martine.laisne@eulerhermes.com

Nadia Mounier: +33.1.40.70.54.31 – +33. 6.74.09.97.04
Nadia.mounier@eulerhermes.com

These assessments are, as always, subject to the disclaimer provided below.
Cautionary Note Regarding Forward-Looking Statements:
Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each cas e on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences.
The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S.
Securities and Exchange Commission. The Group assumes no obligation to update any forward-looking information contained herein.

Paris, 6 November 2003

PRESS RELEASE

The 3rd quarter of 2003 gave AGF added confidence that it can meet its objectives for fiscal year 2003

Total Group activity rose 8.2% to 13.9 billion euros at 30.09.03 (+5.9% on a comparable basis)

Highlights

- **Property and casualty insurance: +10.5% on a comparable basis**
  - **Business in France stayed robust (+11.8%)**
  - **Outside France, growth was also sustained (+8.4%)**
- **Pronounced recovery in life and health: +11.4% for quarterly growth, or +3.4% year-to-date on a comparable basis**
  - **3rd quarter receipts robust in life and health**
  - **In France, 3rd quarter premium income grew 10.2%, or +2.4% year-to-date over the first 9 months**
  - **Outside France, premium income also recovered to +6% on a comparable basis, with quarterly growth of +15.5%, owing to the dynamism of European activities**
- **The premium income of Euler Hermes rose 39.2% (+3.7% on a comparable basis)**
- **Assistance and Financial Services were consistent with the trend observed in the 1st half**

* *Comparable basis: at constant foreign exchange and proforma (premium income at 30.09.03 was calculated based on exchange rates at 30.09.02 while proforma was a comparison of premium income at 30.09.03 to 30.09.02 using the 2003 scope of consolidation).*

Consolidated premium income at 30.09.2003

in millions of euros	30.09.03	30.09.02	03/02 ch. in real prem. inc.	Ch. proforma and at cst. for. exch.
LIFE AND HEALTH	**5 234.2**	**5 107.5**	**2.5%**	**3.4%**
France	3 833.6	3 742.0	2.4%	2.4%
Outside France	1 400.6	1 365.5	2.6%	6.0%
PROPERTY AND CASUALTY	**5 630.6**	**5 117.4**	**10.0%**	**10.5%**
France	3 419.6	3 057.5	11.8%	11.8%
Outside France	2 211.0	2 059.9	7.3%	8.4%
Assistance	**372.6**	**385.6**	**-3.4%**	**-1.7%**
Credit insurance	**1 365.8**	**981.0**	**39.2%**	**3.7%**
Consolidated premium income from insurance	**12 603.2**	**11 591.5**	**8.7%**	**6.3%**
Other activities	**26.2**	**25.0**	**4.8%**	**6.1%**
Banking and financial activities	**1 244.3**	**1 210.9**	**2.8%**	**2.5%**
Total	**13 873.7**	**12 827.4**	**8.2%**	**5.9%**

Notes:

a. *Premium income from life and health, includes all of health, i.e. all individual and group bodily damages, in addition to individual and group life.*
b. *Subsequent to the acquisition of Hermes in early 2002, the consolidation became effective at 1 July 2002: the proforma change in premium income at 30.09.02 was 373.4 mn euros.*
c. *Since the beginning of fiscal year 2002, asset management services have been included under banking activities.*

3rd QUARTER HIGHLIGHTS

The direction taken by business in the 3rd quarter strengthened the Group's confidence in its ability to meet its objectives for operating profitability improvement and net results. Moreover, the recovery of financial markets and completion of refocusing on core business under very favourable conditions were also confidence-building developments.

In domestic property and casualty, rate hikes continued to buoy premium income growth by double digits as portfolios remained relatively stable. Outside France, growth stayed strong, although underwriting in corporate business for the most important part occurred in the 1st quarter. In Belgium in particular, the direction taken by activities continued in line with the very favourable trends of the 1st half.

In life and health insurance in France and abroad, there was a pronounced recovery in receipts in the 3rd quarter, which rose more than 11%. The change in premium income year-to-date over the first 9 months is now positive, i.e. in line with objectives.

In credit insurance, assistance and financial services, activities were consistent with trends observed in the first 6 months of the year.

I LIFE AND HEALTH INSURANCE: premium income in pronounced recovery from 30 June 2003 (+3.4% on a comparable basis)

AGFs consolidated premium income from life and health (life, health, personal and family protection, both individual and group) totalled **5 234 mn euros. 3rd quarter activities were marked by the dynamism of receipts, which rose 11.4%.**

Life and health accounted for **41.5% of premium income** from AGF Group insurance, compared with 44% at 30.09.02.

I.1 FRANCE: Premium income recovered in the 3rd quarter owing to receipts that were 10.2% higher

Consolidated premium income in life and health stood at **3 834 mn euros, for growth of +2.4%** from 30.09.02. **This strong showing was fuelled by high premium income in life (+8.6% in Q3) and health (+15.4% in Q3).**

The change and distribution of life and health insurance in France was as follows:

in millions of euros	30.09.03	30.09.02	9 mo. change	Quarterly change
Individual life	2 171.6	2 210.4	-1.8%	+7.6%
Dedicated sales forces	1 358.3	1 405.0	-3.3%	-2.7%
General agents	434.3	469.1	-7.4%	+20.5%
Brokerage	125.0	139.0	-10.1%	-3.7%
Partnerships	198.0	139.3	+42.1%	+98.8%
W Finance	53.9	56.9	-5.3%	+5.7%
Others	2.1	1.1	+90.9%	-75.0%
Group life	742.9	711.2	+4.5%	+11.5%
Total life	**2 914.5**	**2 921.6**	**- 0.2%**	**+8.6%**
Health & individual bodily damages	431.2	380.4	+13.4%	+18.8%
Health & group bodily damages	487.9	440.0	+10.9%	+12.6%
Total health & bodily damages	**919.1**	**820.4**	**+12.0%**	**+15.4%**
Total life and health insurance	**3 833.6**	**3 742.0**	**+2.4%**	**+10.2%**

I.1.1 Individual life:

AGFs 3rd quarter receipts were very good (+7.6% from 3rd quarter 2002). This rise was mainly due to an excellent quarter for general agents, whose premium income rose more than 20%, and for partnerships. New business also continued to move away from traditional policies toward multi-funds (AGF Itinéraires Epargne and Tellus). For the first 9 months, premium income was down slightly by 1.8% owing to the poor showing in the first half (-6.0%).

The change in premium income generated by **dedicated sales forces** held to **–3.3%** standing at 1 358 mn euros. Life premium income generated for AGF through **brokers** recovered (-3% in the 3rd quarter vs –13% at 30 June). Receipts of **general agents** in the 3rd quarter were excellent at 160 mn euros, a rise of 20.5%, bringing year-to-date 9 month premium income receipts by agents to –7.4% (vs. –18.6% at 30 June). **Life partnerships,** generating premium income of 198 mn euros at the end of September 2003, reported **high growth (+42%)** owing to the sales dynamism of Génération Vie (Oddo partnership).

I.1.2 Group insurance:

AGF Collectives' life activites stayed robust in the 3rd quarter with growth of **11.5%** bringing performance for the first 9 months to **+4.5% or 743 mn euros**. This development was particularly gratifying since there was high growth in 2002.

At 488 mn euros, group health and bodily damages held growth to **+10.9%.**

I.1.3 Individual health and bodily damages:

Consolidated premium income from **health and bodily damages** picked up pace during the 3rd quarter of 2003 with **quarterly growth of 18.8% owing to rate hikes**. At the end of September year-to-date, it amounted to **431 mn euros, a rise of 13.4%. Individual health** activities alone reported **growth of 17% to 346 mn euros.**

The growth of health premium income generated by Assurances Fédérales IARD stayed strong at 28% for 23.3 mn euros.

I.2 OUTSIDE FRANCE: Growth accelerated (quarterly premium income up 15.5% on a comparable basis)

Outside France, **premium income from life and health stood at 1 400 mn euros, for quarterly growth of 15.5%. Over the first 9 months of the year, growth was 6.0% on a comparable basis. In consideration of foreign exchange on South American currencies, the change in real premium income was +2.6% (vs –3.5% at 30 June).**

I.2.1 Europe outside France: +8.2% to 1 147 mn euros for quarterly growth of 20%

In **Belgium**, 3rd quarter premium income from life and health **rose 25%** to **388 mn euros, or +9.2% over the first 9 months** due to the **dynamism of capital accumulation products** in individual life. **Health** activities continued to be positively oriented with a rise of nearly **13% at 30 September**.

In **the Netherlands,** the life and health premium income of subsidiaries also turned in substantial growth of **8.0% in the 3rd quarter** amounting to **496 mn euros, or +2.0% year-to-date** (–0.5% at 30 June). **Growth was sustained by traditional life products.**

In **Spain**, 3rd quarter premium income in life and health climbed a sharp **47%** to **247 mn euros** (AGF share), for **year-to-date growth of 21%**. Traditional life and group life activities continued to grow dynamically.

I.2.2 South America: -4.2% on a comparable basis to 181 mn euros, or quarterly growth of 1.7%

Premium income at 30 September continued to be affected by adverse foreign exchange although to a lesser extent. For example, the devaluations of currencies in countries were AGF does business were as follows:

	1 €=		FX
	sept-02	sept-03	Impact
Argentina (ARS)	3,588	3,294	8,9%
Brazil (BRL)	2,953	3,370	-12,4%
Chile (CLP)	728,6	764,2	-4,7%
Columbia (COP)	2752,7	3289,0	-16,3%
Venezuela (VEB)	1433,3	1833,2	-21,8%

Given foreign exchange, premium income dropped 11%.

In **Brazil,** premium income from life and health **rose 8.9%** at constant foreign exchange to **100 mn euros**. In October, AGF finalised an agreement to sell its life insurance subsidiary to Banco Itau. These activities will exit consolidation next year. Health insurance business reported robust growth.

In **Colombia**, life and health insurance retreated **5.5%** at constant foreign exchange to **63 mn euros**, in line with the directions reported at 30 June. The 3rd quarter continued to be affected by the downturn in capital accumulation business, which was not offset by growth reported for individual life activities.

In **Venezuela**, where the life and health category includes only health, premium income grew at a steady **44.1%** at constant foreign exchange **to 16 mn euros,** owing to major rate hikes and the growth of group life activities

In **Argentina**, premium income stood at 1.7 mn euros at 30.09.03.

I.2.3 <u>Other countries:</u> +3.5% on a comparable basis **to 89 mn euros**

The activities of AGF Outre-Mer and AGF Afrique grew at a slightly slower pace.

II PROPERTY AND CASUALTY INSURANCE:
Premium income growth: +10.5% on a comparable basis.

The growth of property and casualty insurance continued to be sustained, due to the steady pursuit of underwriting measures. Premium income stood at 5 630 mn euros at the end of September, for growth of 10.5% on a comparable basis. Due to the seasonality of corporate business, which tends to be renewed in the first half, its share in total property and casualty fell. Therefore, growth in this area slowed down in the 3rd quarter, although individual risk continued in line with the 1st half trend.

The direction taken by technical environment in 3rd quarter, both in France and abroad, makes the Group even more confident in its capacity to achieve its 2003 objectives.

Property and casualty was responsible for nearly **45%** of **Group premium income from insurance,** compared with 44% at the end of the 1st half of 2002.

II.1 FRANCE: Premium income rose 11.8%

The direction taken by domestic activities in the 3rd quarter was completely consistent with trends seen during the 1st half.

Individual risk portfolios held relatively steady. Continuing application of rate hikes did not significantly increase portfolio contraction, which remained between 1 and 2%.

In commercial risk, premium income rose at a moderate pace owing to the continuing underwriting selectivity, which impacted volume negatively. The rate impact continued to be sustained however.

In corporate risk, year-to-date growth continued to be significant with an average increase on the order of 20%. This change confirmed the strong performance of the customer portfolio.

Non-life in France was distributed as follows:

in millions of euros	**30.09.03**	**30.09.02**	**03/02 ch. in real prem. inc.**
General agents	1 762.2	1 623.7	8.5%
Non-life brokerage	1 376.6	1 246.4	10.4%
Non-life group insurance	141.0	138.6	1.7%
Bancassurance (Ass. Fédérales)	43.0	39.9	7.8%
New distribution (Calypso)	13.7	14.2	-3.5%
Legal protection (Protexia)	16.0	8.0	100%
Other	67.1	-13.3	n.a.
Total property & casualty	**3 419.6**	**3 057.5**	**11.8%**

II.1.1 General agents: premium income rose 8.5%

Premium income at 30.09.03 rose **8.5%** to **1 762 mn euros**. This change was relatively close to that of the 1st half and confirmed the positive application of underwriting measures. Portfolio contraction was slightly greater than at 30 June, but still in line with objectives. The negative volume effect was therefore somewhat more marked than it was in the 1st half.

II.1.2 <u>Non-life brokerage</u>: premium income rose 10.4% vs +21.9% at the end of the 1st half

Premium income rose **10.4%** to **1 377 mn euros** or less than at 30 June due to the reduced growth of corporate business.

Corporate business rose nearly **20%** on a portfolio that was relatively stable. **Commercial and professional** business rose by about **6%** under the combined impact of rate hikes and increased underwriting selectivity. The premium income of **Fleets and Affinity Groups** generated by AGF La Lilloise registered brisker growth of **11% vs 7% at 30 June due to the application of additional underwriting measures,** while the premium income of **individual** brokerage rose **2.5%**, in line with the change reported for 30 June.

II.1.3 <u>New distribution</u>

<u>Bancassurance</u>:

Assurances Fédérales IARD continued its advance reporting premium income in individual risk that was up **7.8%** to **43 mn euros**.

<u>Other partnerships:</u>

The premium income of other partnerships at the end of September 2003, comprising mainly the partnership with 3 Suisses (Calypso), amounted to 14 mn euros.

<u>II.2 OUTSIDE FRANCE: +8.4% on a comparable basis</u>

Outside France, **premium income from property and casualty continued to be positively oriented with growth of 8.4% on a comparable basis to 2 211 mn euros.**

II.2.1 <u>Europe outside France:</u> +9.9% on a comparable basis to 1 678 mn euros

In **Belgium**, property and casualty **rose 6.9% to 261 mn euros in growth that was beneath the level reported for the 1st half.** This drop resulted from a continuing rigorous policy of **portfolio clean-up** and **a corporate risk share** that dropped from 30 June.

In **the Netherlands**, the property and casualty business of subsidiaries reported growth of **8.5% to 783 mn euros** owing to the application of rate hikes that continued to be rigorous.

In **Spain,** property and casualty reported growth of **13.9% to 633 mn euros** (AGF share) due to the dynamism of auto, and mainly auto fleets.

II.2.2 <u>South America:</u> +4.1% on a comparable basis to 381 mn euros

The change in released premium income was held to +1% due to still adverse foreign exchange rates.

In **Brazil**, the change in premium income from property and casualty was a negative **5.7%** at constant exchange rates to **180 mn euros**. The auto and transport portfolio clean-up continued without being offset by growth in fire.

In **Chile**, premium income from property and casualty **rose in the 3rd quarter by nearly 14%** at constant foreign exchange to **40 mn euros** due to the brisk recovery of auto. Year-to-date premium income was relative steady on a comparable basis (-1.0%)

In **Colombia**, *premium income from property and casualty grew* **9.3%** *at constant exchange rates to* **84 mn euros** still sustained by the dynamism of commercial risk.

In **Venezuela**, at **44 mn euros (+26.6%** at constant foreign exchange), property and casualty insurance continued to advance. Auto and transport stayed robust.

In **Argentina**, property and casualty stood at **32 mn euros** at the end of September 2003, compared with 25 mn at 30.09.02, due to renewed growth in corporate business and positive foreign exchange.

II.2.3 Other countries: +1.3% on a comparable basis to 153 mn euros

This rise was mainly attributable to rate increases implemented by AGF Outre-Mer and the growth of property and casualty in Africa.

III ASSISTANCE

At 30.09.03 Mondial Assistance reported premium income of **373 mn euros** (AGF share), or a slight drop of **1.7%** at constant foreign exchange.

After a tumultuous first half internationally with the precipitous drop in tourism and a sluggish economy, Mondial Assistance's summer season was slightly off. Some markets are still affected by depressed tourism, such as Germany, the Netherlands and Belgium, countries where the Group generates a major portion of its premium income in travel insurance. The evolution of foreign exchange (USD et GBP) also had a negative impact on Group growth in euros. Assistance, however, grew favourably in Europe, Brazil, Australia and Canada. And lastly, Mondial Assistance progressively built up its counter-cyclical activities around health.

IV CREDIT INSURANCE

Premium income from credit insurance generated for the AGF Group by the subsidiaries of **Euler Hermes** stood at **1 366 mn euros, a rise of 39.2%** with the consolidation of Hermès, which was not consolidated at 30.06.02. On a comparable basis the rise amounted to 3.7%. It did not include revenues from factoring, which were consolidated in net banking income (72 mn euros).

In Europe, Euler Hermes' growth was modest for several reasons. The revenues of customers dropped with the economy and did not favour higher premium income. Policy cancellations were up in some countries, namely the United Kingdom and Italy. This trend was due in large part to higher premium rates applied at policy renewal. The rise in new policies was especially noticeable in Germany, Scandinavia and Eastern Europe, countries where the Group has seen stronger advances than in the rest of Europe. The Group has opened a new office in Romania. With this new location, the presence of Euler Hermes in Eastern and Southeastern Europe does not stop growing after the creation of companies in the Czech Republic, Hungary, Poland and Slovakia.

In the United States, after a period of stagnation because of the economic downturn, underwriting of new policies has undergone a renewal with the economic recovery. Moreover, the number of unrenewed policies has dropped since the company's portfolio was cleaned up dramatically during the previous fiscal year. The drop of 5.0% in premium income is due exclusively to the devaluation of the dollar by more than 18% against the euro between September 2002 and September 2003.

In the rest of the world, Euler Hermes' premium income rose sharply.

The distribution of activity by subsidiary was as follows:

in millions of euros	**30.09.03**	**30.09.02**	**03/02 ch. in real prem. inc.**	**Ch. proforma and at cst. for. exch.**
Euler-SFAC	260.7	265.2	-1.7%	0.0%
Trade Indemnity + Euler Intern.	171.6	195.8	-12.4%	-7.9%
American Credit	109.4	115.1	-5.0%	12.3%
Cobac	81.7	80.1	2.0%	0.6%
SIAC	154	157.8	-2.4%	-2.3%
Euler Credito	3.8	0	na	na
Euler do Brasil	0.3	0	na	na
Hermès	584.3	167	249.9%	9.6%
Total credit insurance	**1 365.8**	**981.0**	**39.2%**	**3.7%**

V BANKING AND FINANCIAL ACTIVITIES: +2.8% on a comparable basis to 1 244 mn euros

Gross interest income, in and outside France, stood at **1 122 mn euros, a rise of +2.5% on a comparable basis** (1 094 mn euros at 30.09.02). This change owed mainly to **continuing growth of Banque AGF (+14.6% to 220 mn euros)** and **the stability of the gross interest income of Entenial (773 mn euros at 30.09.03)** due to lower interest rates. Subsequent to the sales agreement entered into with Crédit Foncier, Entenial will exit consolidation in the 4th quarter.

Asset management activities reported a **slight increase in premium income to 111 mn euros (+2.7% on a comparable basis) owing to strong institutional business.**

Revenue from **other financial activities was slightly higher at 11 mn euros.**

Change in the distribution of premium income from insurance* by activity and country

*including credit insurance and assistance

	30.09.03	30.09.02
Life and health insurance	41.5%	44.1%
Property and casualty insurance	44.7%	44.1%
Credit insurance	10.8%	8.5%
Assistance	3.0%	3.3%
Total	100.0%	100.0%

	30.09.03	30.09.02
France	60.5%	61.2%
Europe outside France	31.6%	30.5%
South America	4.5%	5.1%
Other countries	3.3%	3.2%
Total	100.0%	100.0%

Change and distribution of Group premium income by country

in millions of euros	30.09.03	30.09.02	Change in real prem. inc.	Ch. proforma and at cst. for. exch.
France	**7 253.2**	**6 799.5**	**6.7%**	**6.7%**
Life and health	*3 833.6*	*3 742.0*	*2.4%*	*2.4%*
Property and casualty	*3 419.6*	*3 057.5*	*11.8%*	*11.8%*
Belgium	**649.5**	**600.7**	**8.1%**	**8.3%**
Life and health	*388.4*	*356.4*	*9.0%*	*9.2%*
Property and casualty	*261.1*	*244.3*	*6.9%*	*6.9%*
Netherlands	**1 278.8**	**1 206.8**	**6.0%**	**5.9%**
Life and health	*495.8*	*485.4*	*2.1%*	*2.0%*
Property and casualty	*783.0*	*721.4*	*8.5%*	*8.5%*
Spain	**879.6**	**759.7**	**15.8%**	**15.8%**
Life and health	*246.8*	*204.1*	*20.9%*	*20.9%*
Property and casualty	*632.8*	*555.6*	*13.9%*	*13.9%*
Rest of Europe	**15.4**	**66.7**	**-76.9%**	**-16.3%**
Life and health	*14.3*	*42.6*	*-66.4%*	*11.2%*
Property and casualty	*1.1*	*24.1*	*-95.4%*	*-81.7%*
TOTAL Europe outside France	**2 823.3**	**2 633.9**	**7.2%**	**9.2%**
Life and health	*1 145.3*	*1 088.5*	*5.2%*	*8.2%*
Property and casualty	*1 678.0*	*1 545.4*	*8.6%*	*9.9%*
Argentina	**34.2**	**25.8**	**32.6%**	**21.7%**
Life and health	*1.7*	*1.1*	*54.5%*	*45.5%*
Property and casualty	*32.5*	*24.7*	*31.6%*	*20.6%*
Chile	**40.2**	**65.7**	**-38.8%**	**-31.1%**
Life and health	*0.3*	*24.7*	*-98.8%*	*-98.4%*
Property and casualty	*39.9*	*41.0*	*-2.7%*	*-1.0%*
Brazil	**280.0**	**257.5**	**8.7%**	**-1.0%**
Life and health	*99.8*	*83.5*	*19.5%*	*8.9%*
Property and casualty	*180.2*	*174.0*	*3.6%*	*-5.7%*
Venezuela	**60.6**	**59.2**	**2.4%**	**30.9%**
Life and health	*16.3*	*14.5*	*12.4%*	*44.1%*
Property and casualty	*44.3*	*44.7*	*-0.9%*	*26.6%*
Colombia	**147.2**	**171.7**	**-14.3%**	**2.4%**
Life and health	*62.9*	*79.6*	*-21.0%*	*-5.5%*
Property and casualty	*84.3*	*92.1*	*-8.5%*	*9.3%*
TOTAL South America	**562.2**	**579.9**	**-3.1%**	**1.2%**
Life and health	*181.0*	*203.4*	*-11.0%*	*-4.2%*
Property and casualty	*381.2*	*376.5*	*1.2%*	*4.1%*
Other countries	**226.1**	**211.6**	**6.9%**	**3.8%**
Life and health	*74.3*	*73.6*	*1.0%*	*2.0%*
Property and casualty	*151.8*	*138.0*	*10.0%*	*4.7%*
Total outside France	**3 611.6**	**3 425.4**	**5.4%**	**7.5%**
Life and health	*1 400.6*	*1 365.5*	*2.6%*	*6.0%*
Property and casualty	*2 211.0*	*2 059.9*	*7.3%*	*8.4%*
Total premium income	**10 864.8**	**10 224.9**	**6.3%**	**6.9%**
Life and health	*5 234.2*	*5 107.5*	*2.5%*	*3.4%*
Property and casualty	*5 630.6*	*5 117.4*	*10.0%*	*10.5%*
Assistance	**372.6**	**385.6**	**-3.4%**	**-1.7%**
Credit insurance	**1 365.8**	**981.0**	**39.2%**	**3.7%**
Consolidated prem. inc. from ins.	**12 603.2**	**11 591.5**	**8.7%**	**6.3%**
Other activities	26.2	25.0	**4.8%**	**6.1%**
Banking & financial activities	1 244.3	1 210.9	**2.8%**	**2.5%**
Total	**13 873.7**	**12 827.4**	**8.2%**	**5.9%**

Conversion of premium income as published at 30.09.2002 to proforma premium income

in millions of euros		Insurance			Banking	Other	TOTAL
		Prems. written	Other services	Prem. inc.	Gross interest income	Prem. inc.	
Premium income published at 30 September 2002	**A**	**11 369.9**	**221.6**	**11 591.5**	**1 208.4**	**28.0**	**12 827.9**
Correction published prem. inc.	B				2.5	(3.0)	**(0.5)**
Revised prem. inc. at 30 September 2002	**A+B**	**11 369.9**	**221.6**	**11 591.5**	**1 210.9**	**25.0**	**12 827.4**
Change in method for Mundialis (Cobac) in 03/2003	C	0.9	0.2	1.1			1.1
Hermes entered at 01/07/2002		345.3	28.1	373.4			373.4
Sale of Phenix (Switzerland)		(46.4)		(46.4)			(46.4)
Entry of Arab International Insurance (Egypt)		11.2		11.2			11.2
Sale AGF Allianz Chile Vida at 01/04/2003		(6.3)		(6.3)			(6.3)
Entry of Dresdner Gestion Privée					1.9		1.9
Change in segmentation of AGF Clearing					0.3		0.3
Entry of Traktir at 31/12/2002						0.9	0.9
Entry of Santéclair at 01/01/2003						1.9	1.9
Sale of Akkerman Van Elten						(2.1)	(2.1)
Merger of ZA Hypotheken and Allianz Leven						(1.0)	(1.0)
Total change in scope of consolidation		**304.7**	**28.3**	**333.0**	**2.2**	**(0.3)**	**334.9**
Proforma premium income at 30 September 2002	**A+B+C**	**11 674.6**	**249.9**	**11 924.5**	**1 213.1**	**24.7**	**13 162.3**

AGF investor contacts:

Jean-Michel Mangeot 33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr

Marc de Pontevès 33 (0)1 44 86 20 99 marc.de_ponteves@agf.fr

Vincent Foucart 33 (0)1 44 86 29 28 vincent.foucart@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil 33 (0)1 44 86 78 97 augusbe@agf.fr

Agnès Miclo 33 (0)1 44 86 31 62 Micloa@agf.fr

Anne-Sandrine Cimatti 33 (0)1 44 86 67 45 Cimatti@agf.fr

Séverine David 33 (0)1 44 86 38 09 Davidse@agf.fr